Polestar Night – Speaker Support Slides December 2021 Filed by Polestar Automotive Holding UK Limited Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934 Form F-4 File No. (333-260992) Subject Companies: Polestar Automotive Holding UK Limited Gores Guggenheim, Inc. (Commission File No. 001-40265)

San Jose, California Westfield Valley Fair Marin, California Village of Corte Madera

Denver, Colorado Cherry Creek Manhattan, New York Lincoln Square

Design Sustainability Innovation

Filed by Polestar Automotive Holding UK Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to 14a-12 under the
Securities Exchange Act of 1934
Form F-4 File No. (333-260992)
Subject Companies:
Polestar Automotive Holding UK Limited
Gores Guggenheim, Inc.
(Commission File No. 001-40265)

Polestar Night – Speaker Support Slides

December 2021








01


3
Continents
10
Markets
40
Polestar
Spaces
≈10,000
Cars



Volume


300,000
250,000
200,000
150,000
100,000
50,000
0
29,000
290,000
2021E
2025E

Revenue


20
15
10
5
0
$1.6bn
$17.8bn
2021E
2025E

EBIT



2.0
$1.6bn
1.5
1.0
0.5
0
2025E


Volume
300,000
250,000
200,000
150,000
100,000
50,000
0
29,000
290,000
2021E
2025E
Revenue
20
15
10
5
0
$1.6bn
$17.8bn
2021E
2025E
EBIT
2.0
1.5
1.0
0.5
0
$1.6bn
2025E


Light and
scaleable set-up
Agility of start-up
Stability of
established players
Polestar
VOLVO
GEELY

Design
Sustainability
Innovation

- The overall market opportunity
- Growing our portfolio
- Further growth in our existing markets and expanding into new markets

4%

20%

16 million

5 million


Polestar 1
Polestar 2
Polestar 3
Polestar 4
Polestar 5


Polestar
Engineered


MC
Software update
Installation successful


Current Markets
Sweden
Norway
Belgium
Germany
UK
Netherlands
Switzerland
USA
Canada
China
Expansion to Europe
Finland
Denmark
Austria
Luxembourg
Expansion to Asia Pacific
Australia
Thailand
South Korea
New Zealand
Further expansion to Europe and Middle East
Iceland
Ireland
Czechia
Poland
Italy
U.A.E.
Spain
Israel
Saudi Arabia
Kuwait
Oman


Polestar 2
Invited Guests Only


+150


+800


30%
← North America
40%
← Europe
30%
← Asia

US growth Pre-Launch
Present and Future

2020:
→ 4 Retail locations;
50% of EV market coverage

2021:
→ 25 Retail locations;
75% EV market coverage

2022:
→ 38 Planned Retail locations;
80% EV market coverage

2023:
→ 50 Planned Retail locations;
90% of EV market coverage





Marin, California
Village of Corte Madera


Polestar
—
San Jose

San Jose, California
Westfield Valley Fair



Manhattan, New York
Lincoln Square


Polestar
Denver

Denver, Colorado
Cherry Creek

290,000

- → Rapidly growing premium/luxury EV market
- → Expanding our product portfolio
- → Expanding in existing and new markets


Polestar aided brand awareness
13 weeks rolling average
60%
50%
40%
30%
20%
10%
0%
20Q2
20Q3
20Q4
21Q1
21Q2
21Q3
Austria
Belgium
Canada
China
Denmark
Finland
Germany
Netherlands
Norway
Sweden
Switzerland
United Kingdom
United States

KPI development (week 28 – 46)
Indexed searches, visits and car configurations


160
140
120
100
80
60
40
20
0
Brand searches
Engaged visits
Completed car configurations


31 OCT - 12 NOV 2021
GLASGOW
COP26


New Year's resolutions


5
AdAge


Materials production
Li-ion battery modules
Manufacturing
Use phase
End-of-life
58
50
42
27
60
50
40
30
20
10
0
Tonne
CO_2e
Volvo XC40 ICE
Polestar 2
Global electricity mix
Polestar 2
European electricity mix
Polestar 2
Wind power


Polestar 0 Project
0 tCO2e


Europe
North America
China

- Sustainable supplier practices
- Increasing transparency
- Power of circularity

- Climate neutrality
- Circularity
- Transparency
- Inclusion

Forbes

EDITORS' PICK | 3,156 views | Apr 7, 2020, 01:00am EDT

Why Polestar's Precept Is At The Cutting Edge Of Design And Technology



Nargess Banks Senior Contributor
Cars & Bikes
I cover cars and design—and where they intersect.



Forbes

The Polestar Precept Concept EV Is As Sustainable As It Is Handsome



Alistair Charlton Senior Contributor

Cars & Bikes

I write about the automotive industry and where it is headed next.

Polestar 1 Drives as Beautifully As it Looks

The first vehicle to wear the Polestar badge is the twisty-roads hybrid coupe of your dreams. If only your dreams were this pretty.

BY JASON CAMMISA NOV 5, 2019







ERSTER VERGLEICH POLESTAR 2 GEGEN TESLA MODEL 3

Kann der Newcomer den Elektro-Platzhirsch ärgern?

Polestar stellt mit dem Polestar 2 sein erstes rein elektrisches Fahrzeug vor. Wir vergleichen ihn mit seinem Gegner, dem Model 3 von Tesla.


Gothenburg Sweden
15 kWh / 100 km
Skynet Phone
Made Of
22°

TECH

THE POLESTAR 2'S SECRET WEAPON AGAINST THE TESLA MODEL 3 IS NATIVE ANDROID AUTO

Google's new infotainment system is a big deal

By Vlad Savov | @vladsavov | Mar 6, 2019, 2:35am EST

SHARE

Volvo’s Polestar 2 with Android Automotive is how all car software should be designed

The Verge reports that Google and Volvo have 'trotted out' a version of the new Polestar 2, in order to show off the latest version of Android Automotive. Google’s custom-built software for automobiles was first announced a couple of years ago, as a kind of compromise with an automotive industry that realised it could never build software as good as Silicon Valley. The Polestar 2 has the most up-to-date version of the software in what is very close to its final form. In addition, Polestar built an even wider, 12-inch second screen that sits above the steering wheel and mirrors, which provides critical info from Google Maps.

09.05.2019 | theverge.com (US)












quitor.com
1
2
3
4
5
6
7
8




Designed by 123FreeVectors.com




Camera
PPS sensors
Radar
















Roberto Baldwin
1:58
PREVIEW

LUMINAR

zenseact

Make it real.

NVIDIA®


Polestar Precept












Polestar
design team


25
80


20
80


12:24
MC
Software update
Installation successful
Chatta


250 km
10:15
Range assistant
Projected range
km
250
Instant consumption
kWh/100km
19
Speed
Low consumption
Driving style
Calm
Climate
Low consumption
Eco-climate
Off
On
22°


LTE
10:18
Video Player
Sumo
TV 2 Sumo
svt
SVT Play
ALJAZEERA
Al Jazeera English
BBC
IDEAS
BBC Ideas
tagesschau
Tagesschau
Polestar
—
Stream
Polestar Stream


15:22
Video Player
LEONARDO DiCAPRIO
ROB MORGAN
JONAH HILL
1:25
PREVIEW
20°
200 km


15:22
Video Player
tagesschau
tagesschau
VIDEOS
ntv
ALJAZEERA
BBC
IDEAS
Polestar
Stream
20°
200 km


07:29
Groups
Your groups
Discover
Invitations
Polestar 2 D/A/CH
Polestar owners clu...
Polestar EV UK
Polestar 2 Sverige


3D Knit
100% Recycl. PES
M1210-B/1691




00:03 / 01:05
00:27 / 01:05
00:39 / 01:05
00:50 / 01:05
01:02 / 01:05

Design

Sustainability

Innovation






DRAFT

CAR AND DRIVER

SUBSCRIBE SIGN IN

Polestar Precept Concept, a Stunning Electric Sedan, Will Go into Production

BY ROBERTO BALDWIN SEP 26, 2020



Great news! The Polestar Precept will enter production

The concept car, which was supposed to grace the Geneva Motor Show before the pandemic hit, will be built in China.

▶ LISTEN -




Polestar


Polestar












Polestar


Polestar


Polestar
N10

The large EV is being developed at Polestar's expanding R&D center in the UK.



Daniel Golson

Sept. 14, 2021 10:52 a.m. PT

LISTEN - 01:55



The production Polestar Precept is looking great.

Polestar


Polestar


P10
ERAD XXkW



